CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of Klondex Mines Ltd. of our report dated March 25, 2015 relating to the consolidated financial statements which appears in the Exhibit 99.2 incorporated by reference in this registration statement.

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of Klondex Mines Ltd. of our report dated March 28, 2014, relating to the consolidated financial statements which appears in the Exhibit 99.6 incorporated by reference in this registration statement.

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of Klondex Mines Ltd. of our report dated May 9, 2014, relating to the carve-out financial statements of Midas Mining Operations which appears in the Exhibit 99.125 incorporated by reference in this registration statement.

We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Forms included in Exhibits 99.1 and 99.5, which are incorporated by reference in this registration statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Vancouver, Canada
September 21, 2015